INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	April 20, 2017

Invictus MD announces $40,000,000 Bought Deal Private
Placement of Convertible Debentures and notice of
intention to exercise option on Acreage Pharms

VANCOUVER, BC, April 20, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (TSXV: IMH; OTC: IVITF; FRA: 8IS) announced today that it has engaged Canaccord Genuity Corp. and Eventus Capital Corp., as co-lead underwriters and joint-bookrunners, on behalf of a syndicate of underwriters (collectively, the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a bought deal private placement basis, subject to adjustment pursuant to the Underwriters' Option (as hereinafter defined), $40 million aggregate principal amount of convertible debentures (the "Convertible Debentures") at a price of $1,000 per Convertible Debenture (the "Offering").

Invictus MD has also granted the Underwriters an option (the "Underwriters' Option") to purchase up to an additional $10 million aggregate principal amount of convertible debentures on the same terms as the Convertible Debentures pursuant to the Offering (together with the Convertible Debentures, the "Debentures"). If the Underwriters' Option is exercised in full, the aggregate gross proceeds of the Offering will be $50 million. The Debentures will bear interest from the date of closing at 8% per annum, payable semi-annually on June 30 and December 31 of each year. The Debentures will have a maturity date of 24 months from the Closing Date of the Offering (the "Maturity Date"). Net proceeds from the Offering will be used primarily towards expansion and growth opportunities.

The Debentures will be convertible at the option of the holder into common shares of the Company ("Common Shares") beginning on the date that is four months following the Closing Date and any time prior to the close of business on the Maturity Date at a conversion price of $2.00 per Common Share (the "Conversion Price"). Beginning on the date that is four months and one day following the Closing Date, the Company may force the conversion of all of the principal amount of the then outstanding Debentures at the Conversion Price on 30 days’ prior written notice should the daily volume weighted average trading price of the Common Shares be greater than $3.35, for any 10 consecutive trading days.

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INVICTUS MD Canada’s Cannabis Company

The Debentures will be subject to redemption, in whole or in part, by the Company at any time after 12 months upon giving Debenture holders not less than 30 and not more than 60 days' prior written notice, at a price equal to the then outstanding principal amount of the Debentures plus all accrued and unpaid interest up to and including the redemption date. Upon a change of control of the Company, holders of the Debentures will have the right to require the Company to repurchase their Convertible Debentures, in whole or in part, on the date that is 30 days following the giving of notice of the change of control, at a price equal to 100% of the principal amount of the Debentures then outstanding plus accrued and unpaid interest thereon (the "Offer Price"). If 90% or more of the principal amount of the Debentures outstanding on the date of the notice of the change of control have been tendered for redemption, the Company will have the right to redeem all of the remaining Debentures at the Offer Price.

The Debentures and any Common Shares issuable upon conversion or exercise thereof, as applicable, will be subject to a statutory hold period lasting four months and one day following the closing date.

Closing of the Offering is expected to occur on or about May 4, 2017 (the "Closing Date"). The Offering is subject to certain conditions including, but not limited to, completion of the acquisition of Acreage Pharms, the receipt of all necessary regulatory and stock exchange approvals, including the approval of the TSX Venture Exchange.

Notice of Intention to Exercise Option

The Company is also pleased to announce that further to its news release dated February 24, 2017, it has provided Acreage Pharms Ltd. (“Acreage Pharms”), a licensed producer of Cannabis under the Access to Cannabis for Medicinal Purposes Regulations (“ACMPR”), with notification that it intends to exercise its option to acquire 100% of Acreage Pharms’ shares from its current shareholders (the “Vendors”).

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INVICTUS MD Canada’s Cannabis Company

The consideration to be paid to the Vendors in connection with the exercise of the option is as follows: (i) a cash payment of $4 million; (ii) 21 million common shares; and (iii) 3 million warrants with an exercise price of $1.50 per warrant, of which: one third of the total number of warrants issued will expire every six months from the date of closing.

Canada is on the global stage for cannabis legalization and moves closer to making history by being the first G-7 nation to legalize and regulate access to cannabis for responsible adult consumption and we welcome the regulatory framework around legalization while reducing access for underage Canadians, keeping profits out of the hands of the black market, and ensuring that customers are protected by having access to clean and safe product. This is of utmost importance, given the expected demand that will come with cannabis legalization for the recreational market.

We embrace the role we will play in the establishment of a secure environment for the continued development of a new cannabis economy that will generate even greater investment, innovation, economic development and job creation to many locations across Canada.

As Canada embarks on this historic and brave path, Invictus MD looks forward to working alongside with all levels of government to achieve its goal of keeping cannabis out of the hands of youth and establishing a legitimate market while eradicating the black market.

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on three main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the ACMPR located in both Alberta and Ontario, including Acreage Pharms Ltd. and AB Laboratories Inc. and Fertilizer and Nutrients through Future Harvest Development Ltd.; and Cannabis Data and Delivery, with its wholly owned subsidiary Poda Technologies Ltd.

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INVICTUS MD Canada’s Cannabis Company

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

Cautionary Note Regarding Forward-Looking Statements: Statements contained in this news release that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "Forward-Looking Information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward Looking Information includes, but is not limited to, disclosure regarding possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action; and the plans for completion of the Offering, expected use of proceeds and business objectives. In certain cases, Forward-Looking Information can be identified by the use of words and phrases such as "anticipates", "expects", "understanding", "has agreed to" or variations of such words and phrases or statements that certain actions, events or results "would", "occur" or "be achieved". Although Invictus has attempted to identify important factors that could affect Invictus and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended, including, without limitation, the risks and uncertainties related to the Offering not being completed in the event that the conditions precedent thereto are not satisfied, including the risk that the acquisition of Acreage Pharms may not be completed in a timely manner or at all; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms. In making the forward-looking statements in this news release, Invictus has applied several material assumptions, including the assumptions that (1) the conditions precedent to completion of the Offering will be fulfilled so as to permit the Offering to be completed on or about May 4, 2017; (2) the acquisition of Acreage Pharms will proceed as anticipated; (3) all necessary approvals and consents in respect of the Offering will be obtained in a timely manner and on acceptable terms; and (4) general business and economic conditions will not change in a materially adverse manner. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, Invictus does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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